
04021335

Investing in the future

2003 Annual Report


SYPRIS
SOLUTIONS

Performance 2003


RECEIVED
MAR 2 9 2004
187

Revenue Continued to Grow: Up 1.1%

Driven by a 10% increase for the Industrial Group, revenue increased for the fourth consecutive year.

Operating Income Declined: Down 21.2%

Third quarter issues across the business had a negative impact.

Earnings per Share Followed Suit: Down 33.3%

EPS was affected by the decline in operating income, a 25% increase in marginal tax rates and a 7% increase in diluted shares.

Cash Flow from Operations Soared: Up 100.5%

Cash flow from operations reached a record $27 million.

Market Capitalization Continued to Rise: Up 78.0%

Market capitalization increased to $239 million.

Revenue per Employee Hit a New Record: Up 4.5%

This important measure of productivity increased for the fourth consecutive year to $185,000 per employee.

Total Long-Term Debt Remained Low: $56 million

Even after spending $46 million in investing activities, total long-term debt increased by only 19% due to the 100% increase in cash flow from operations.

Total Assets Reached a New Record: $263 million

Total assets increased 17.8%, driven by investments in technology, capacity and new capabilities.

Orders Reached Record Levels: $322 million

Firm orders with specified shipment dates increased 21% for the year.

Backlog Climbed to Record Heights: $199 million

Backlog climbed 29%, driven by strong orders and new multi-year contracts.

Contents



ROBERT E. GILL, *Chairman of the Board* and JEFFREY T. GILL, *President & CEO*

Letter to Stockholders

FELLOW STOCKHOLDERS:

This past year turned out to be one of the most important, exciting and challenging periods in the 20-year history of Sypris. While we were successful in continuing to execute our long-term strategy, we were challenged by a difficult third quarter. Despite this temporary setback, 2003 marked one of the most transformational periods in the Company's history, one that will have a significant impact on the future of Sypris for some time to come.

2003 was a year that was remarkable for the amount and range of the investments that your company made in its future. We invested $46 million during the year in new state-of-the-art manufacturing technologies, processes, capabilities and services. We also invested to advance the introduction of new, leading-edge products successfully to market, while continuing to devote resources to support the development of our single most important asset – our people.

The results were as you might expect. Orders from customers increased 21% during the year to a record $322 million. Firm, shippable backlog increased 29% during the year, reaching a record $199 million at year end. And perhaps most importantly, the award of new, long-term contracts, the life blood of the Company's future, soared 111% to a record $639 million as a result of new contracts with Dana, Nokia, Motorola, Siemens and a variety of government agencies tasked with maintaining the security of our nation.

We are pleased to highlight some of our people and the investments that we made during 2003 in this year's annual report. Please join us in thanking these individuals, as well as their 1,700 fellow employees, who have been instrumental in building the strength and organizational vitality of Sypris. As a result of their hard work and dedication, your company is not only in a position of strong financial and operational health, but is poised as never before to expand and grow profitably in the future.

FINANCIAL RESULTS

Revenue increased slightly during 2003, climbing to $277 million from $273 million for the prior year, thereby marking the fourth consecutive year of top line growth for the Company. The increase was supported by a 10% increase in revenue from the Industrial Group, which benefited from increased shipments to Dana and Visteon despite the difficult market for commercial and light-truck vehicles during the year.

Operating income decreased 21% to $15 million during the year from $19 million for 2002, primarily as a result of the shortfall we experienced during the third quarter of 2003. During this period, the Company struggled through effects of the electrical blackout that resulted in plant closures, production delays and overtime charges we incurred to meet our customers' schedules. The period was also notable for reduced deliveries to two customers as they rebalanced inventories as well as the delay of shipments to another customer as it completed the redesign of key circuit card assemblies for a new missile guidance system.

Earnings per share declined 33% to $0.56 from $0.84 in 2002, reflecting the effects of the third quarter on the Company's profitability, as well as a 25% increase in our marginal tax rate and a 7% increase in the number of diluted shares outstanding.

Cash flow from operations increased 100% to $27 million during 2003 following a 61% increase during 2002. This record level of cash flow enabled Sypris to increase capital expenditures 14% to $23 million and invest an additional $23 million to support the capacity requirements and growth opportunities tied to new contracts while incurring only $19 million of debt to do so.

Net book value continued to increase, rising 6% to $145 million, while the value of the Company's total assets increased 18% to $263 million from $224 million for the prior year. And finally, the market capitalization of Sypris increased 78% to $239 million from $134 million for the prior year, reflecting a positive response by our investors to the announcement of new contract awards and their expected impact on our future financial results.

INVESTMENTS

During 2003, we committed a record level of capital, investing $46 million, or 16% of revenue, for the future of your company.

To give you a sense of potential scale and impact of these investments, we dedicated over $8 million to a new machining operation in our plant in Marion, Ohio. This cell can handle a wide variety of part numbers, requires only 10 minutes to change over from the production of one part number to another, and is operated by just four people per shift. The operation is already running 24/7 and is expected to make a material contribution to the Company's productivity and profitability during 2004. In fact, the early results have been so positive that we have already placed an order for a second cell, which we hope to have up and running in time to meet the growing needs of our customers in early 2005.

We invested $22 million for the purchase of an award-winning manufacturing operation located in Morganton, North Carolina from Dana at year-end. This plant, which features over 100 pieces of CNC controlled machining equipment, boasts a very talented and dedicated workforce, and is expected to serve as a key manufacturing base from which we plan to serve a variety of customers in the commercial and light-truck markets in the future. In fact, with the addition of people like Robert McCracken, a long-time CNC machinist in Morganton who is featured on our cover this year and elsewhere in this annual report, we believe that we have made an investment in the future that will benefit the Company for years to come.

We invested in the purchase and installation of new automated inventory towers in our plant in Tampa, Florida. These towers, which can hold over 13,000 part numbers, resulted in a vast increase in inventory accuracy and reduced the amount of square footage required to house these parts to 5,000 square feet from 35,000 square feet prior to the purchase of the equipment. The project, which was the focus of one of our Six Sigma teams, is an excellent example of the dedication to continuous improvement that exists throughout your company.

We also invested in a range of products to serve the needs of certain government agencies that are involved with ensuring our nation's security. Of particular note is our new, patent-pending Silver Phoenix technology, which incorporates real-time storage area network architecture. When embedded in systems used by customers in national security and weapons testing applications, it enables users to simultaneously gather, process and disseminate diverse types of information from a variety of sources with unprecedented speed and accuracy. We plan to build upon this architecture in the future and believe the number of potential applications to be highly scalable.

CONTRACTS

During 2003, we secured a record level of new contract awards bringing the total estimated value of these awards to $639 million for the year.

The Dana contract is particularly noteworthy. Under this supply agreement, which began in January of 2004, Sypris is providing machining operations for a variety of drive train components that are produced for use in medium and heavy-duty trucks, including those manufactured by Freightliner, Navistar and Paccar. The contract also calls for Sypris to produce certain drive train components for use in light trucks manufactured by Ford and General Motors. The agreement runs through 2011 and has a projected value of $440 million over the term of the contract based upon current market conditions.

THE FUTURE

The prospect for additional growth in the future remains bright, with two contracts currently under letter of intent with Dana and ArvinMeritor. We expect to complete these proposed transactions during 2004, subject to the completion of our due diligence and the satisfaction of certain conditions to closing.

The proposed transaction with Dana involves the purchase of a major portion of Dana's manufacturing campus in Toluca, Mexico and certain production equipment located at other Dana plants in the United States. In return, we plan to enter into an eight-year supply agreement to provide Dana with a variety of forged and machined drive train components for use in medium and heavy-duty trucks. When completed and at full production, the projected value of the contract is expected to approximate $500 million over the term of the agreement.

The proposed transaction with ArvinMeritor involves the purchase of its plant in Kenton, Ohio that specializes in the manufacture of trailer axle beams. In return, we plan to enter into a multi-year supply agreement to provide ArvinMeritor with trailer axle beams and a variety of drive train components for use in medium and heavy-duty trucks. The proposed transaction also includes the five-year extension of an existing supply agreement with ArvinMeritor. When completed and at full production, the projected value of the contracts is expected to approximate $500 million over the term of the agreements.

Should we prove to be successful in closing these two proposed transactions, we will significantly increase the breadth and depth of our relationship with both customers, as well as add vital new production capabilities to our rapidly growing manufacturing base.

CLOSING

In November of 2003, Sypris celebrated its 20th anniversary as a company. While we are proud of our longevity, staying power alone is not enough. We want to move forward. We want to generate the kind of value that will delight our stockholders, motivate our employees and consistently outperform that of our competitors. That is our goal and we are determined to reach it. With your continued support, we are confident we will.

In closing, we wish to call your attention to the outstanding performance of our employees in overcoming the many challenges of 2003 and in making the most of the opportunities that arose during the past twelve months that were both trying and stimulating. Their performance and dedication enabled us to continue operating profitably, to expand our operations efficiently and effectively, and to successfully position our company for a future that can only be described as exciting. Please join us in thanking them for doing an outstanding job.

Jeffrey T. Gill
President & CEO

Robert E. Gill
Chairman of the Board

Corporate Officers



[illegible] R. McGeeney, Anthony C. Allen, James G. Cocke, Kathy Smith Boyd, Richard L. Davis, David D. Johnson, G. Darrell Robertson, John M. Kramer

During 2003, Sypris invested
$46 million in new
technology, capacity, processes
and capabilities.

The result:

Orders increased 21%
to $322 million.

Backlog increased 29%
to $199 million.

New contract
awards increased 111%
to $639 million.

2003
Investing in the Future

We thought you might like to learn more about the investments that will impact Sypris for years to come.


People


Our team of encryption software specialists and hardware engineers developed this technologically advanced secure host for use by our Armed Forces and certain government agencies tasked with maintaining our national security.



Technology



Our team designed and installed the most advanced machining cell in the world for finishing axle shafts for use by medium and heavy-duty truck customers.



Capabilities

Our purchase of the plant in Morganton, North Carolina added much-needed experience and talent to our manufacturing base. We expect to build on this critical base for many years to come.



Processes





Six Sigma techniques were applied to develop a solution for storing electronic components that resulted in vastly improved inventory accuracy and a reduction of 30,000 square feet in storage space.

Products




SYPRIS
54X max
Silver Phoenix ® SP-70


SYPRIS

We developed the high-speed Silver Phoenix architecture to ease the burden of intelligence gathering operations. It has the capability to record the entire Encyclopædia Britannica in less than five one-hundredths of a second.


SYPRIS


SYPRIS

Services

We offer specialized on-site services for our customers, including Bose, Delphi and Siemens, using our extensive knowledge and best practices to manage their instrument calibration and repair needs at a significant cost savings.


CALIBRATION PROCEDURE
FOR

Sypris At A Glance

Market-Focused Businesses	Business Summary
Manufacturing Services	Integrated design and engineering services, component selection, sourcing and procurement, automated assembly, design and implementation of product testing, systems assembly, and repair and warranty services.
Engineering Services	Software design services for data and communications security products and contract design services.
Products	Encryption devices and real-time network-centric analog and digital data acquisition and storage systems.



Aerospace and Defense Electronics

Market-Focused Businesses	Business Summary
Manufacturing Services	Automated forging, machining, induction hardening, cold extrusion, heat-treating, testing and fabrication of products, production tooling and prototypes.
Products	High-pressure closures, transition joints and insulated joints.



Truck Components and Assemblies

Market-Focused Businesses	Business Summary
Calibration and Repair	Calibration, repair and certification of electrical, electronic, physical and dimensional test equipment, diagnostic and process control equipment.
Testing	Testing of digital, linear, discrete, passive and hybrid components, RF devices, environmental testing, dynamics testing, failure analysis and transportation testing on products, systems and subassemblies.
Products	Hall generators, current sensors, autoprobes and gaussmeters.



Test and Measurement Services

Sypris Solutions is a diversified provider of technology based outsourced services and specialty products. We perform a wide range of manufacturing and technical services, typically under multi-year sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment.

Applications and Uses	Select Customers
Electronic assemblies and subsystems for use in military cockpit control and display systems, missile guidance systems, commercial avionics, satellite communications systems, ruggedized hand-held computers, and secure communications networks and products.	Boeing, Eaton, General Dynamics, Honeywell, L3, Lockheed Martin, National Security Agency, Northrop Grumman, Raytheon and U.S. Army.
Secured transmission of voice and data for intelligence and surveillance applications.	General Services Administration, National Security Agency and U.S. Army.
Network and communications security, collection and storage of data for aerospace applications, weapons test and evaluation, and acquisition of signal data from targets of interest for the intelligence gathering community.	General Dynamics, Government of Israel, Johnson Space Center, Lockheed Martin, NASA, National Security Agency, Northrop Grumman, Raytheon, Titan Corporation, TRW, U.S. Air Force, U.S. Army and U.S. Navy.
Axle shafts, steer axles, carriers, full-float tubes, ring gears, pinions, input shafts, helical gears and other drive train components for use in light, medium and heavy-duty trucks, SUVs, pickup trucks and automobiles. Jet engine shafts and construction vehicle components.	ArvinMeritor, Dana, DaimlerChrysler, John Deere, Pratt & Whitney and Visteon.
Pipeline and chemical systems in the energy and chemical industries.	Chevron, ExxonMobil and Shell Oil.
Telecommunications systems, air traffic control systems, electronic component manufacturing, automotive, process control, weather radar systems, aerospace and defense, medical equipment manufacturing and power generation and distribution.	Anadigics, AT&T, Bose, Delphi Automotive, FAA, General Dynamics, Honeywell, ITT, Lucent Technologies, Maxtor, Motorola, National Weather Service, Nokia, Siemens, Spirent, Square D, Tyco Electronics and TRW Automotive.
Military, semiconductor manufacturing, aerospace, satellite and launch systems, avionics, medical, telecommunications and transportation.	Arrow-Zeus, BAE Systems, Boeing, Bose, Eldec, General Dynamics, Goodrich, Hamilton-Sundstrand, Honeywell, JPL, L-3, Lockheed Martin, NASA, Northrop Grumman, Raytheon, Sawtek and Suntron.
Current measurement applications in mass transit systems, elevators, automotive diagnostic systems and laboratory diagnostic systems. Magnetic measurement of components used in military, aerospace and medical applications, and for research and development and quality control.	General Motors, Hamilton-Sundstrand, Lockheed Martin, Miltope, Snap-on, Toyo, Ithaco and SPX.

Board of Directors





Robert E. Gill *(top photo)* has served as Chairman of the Board of Sypris and its predecessor since 1983, and as President and Chief Executive Officer of its predecessor from 1983 to 1992. Prior to 1983, Mr. Gill served in a number of senior executive positions, including Chairman, President and Chief Executive Officer of Armor Elevator Company, Vice President of A. O. Smith Corporation and President and Chief Executive Officer of Elevator Electric Company. Mr. Gill holds a BS degree in Electrical Engineering from the University of Washington and an MBA from the University of California at Berkeley. He is Chairman of the Executive Committee. Robert E. Gill is the father of Jeffrey T. Gill and R. Scott Gill.

Jeffrey T. Gill *(bottom photo)* has served as President and Chief Executive Officer of Sypris and its predecessor since 1992, and as Executive Vice President of its predecessor from 1983 to 1992. Mr. Gill holds a BS degree in Business Administration from the University of Southern California and an MBA from Dartmouth College. A director of Sypris and its predecessor since 1983, Mr. Gill is a member of the Executive Committee. Jeffrey T. Gill is the son of Robert E. Gill and the brother of R. Scott Gill.

Henry F. Frigon *(top photo)* has served as a private investor and business consultant since 1994. Mr. Frigon served as Chairman of CARSTAR, a national provider of collision repair services, from 2000 to 2001, and as its President and Chief Executive Officer from 1998 to 2000. Prior to 1994, Mr. Frigon served in a number of senior executive positions, including Executive Vice President-Corporate Development and Strategy, and Chief Financial Officer of Hallmark Cards, and President and Chief Executive Officer of BATUS. A director of Sypris since 1997 and of Sypris Electronics from 1994 until its merger with Sypris in 1998, Mr. Frigon also serves as a director of H&R Block, Buckeye Technologies, Dimon, Tuesday Morning and Packaging Corporation of America. He is Chairman of the Compensation Committee and a member of the Executive and Nominating and Governance Committees.

R. Scott Gill *(bottom photo)* has served as a Managing Broker with Coldwell Banker Residential Brokerage since 2003. Mr. Gill served as a Managing Broker and Associate with Koenig & Strey GMAC Real Estate, a residential real estate firm from 1999 to 2003. Mr. Gill served as Project Manager for IA Chicago, an architectural design firm, from 1998 to 1999, as Senior Vice President and Secretary of Sypris from 1997 to 1998, and as Vice President and Secretary of its predecessor from 1983 to 1998. A director of Sypris and its predecessor since 1983, Mr. Gill is a member of the Executive Committee. R. Scott Gill is the son of Robert E. Gill and the brother of Jeffrey T. Gill.





William L. Healey *(top photo)* has served as President and Chief Executive Officer of Cal Quality Electronics, an electronics manufacturing company, since 2002. Mr. Healey served as a private investor and consultant from 1999 to 2002, as Chairman of the Board of Smartflex Systems, an electronics manufacturing company, from 1996 to 1999 and as its President and Chief Executive Officer from 1989 to 1999. Prior to 1989, Mr. Healey served in a number of senior executive positions with Silicon Systems, including Senior Vice President of Operations. A director of Sypris since 1997, Mr. Healey also serves as a director of Microsemi Corporation. He is Chairman of the Nominating and Governance Committee.

Roger W. Johnson *(bottom photo)* is currently a private investor, educator and business consultant. Mr. Johnson served as Chairman of the Board and Chief Executive Officer of Collectors Universe, a provider of services to dealers and collectors of high-end collectibles, from 2001 to 2002. Mr. Johnson served as Chief Executive Officer of YPO International (Young Presidents Organization) from 1998 to 2000 and as Administrator of the General Services Administration from 1993 to 1996. Prior to 1993, Mr. Johnson served in a number of senior executive positions, including Chairman of the Board and Chief Executive Officer of Western Digital Corporation. A director of Sypris since 1997 and of Sypris Electronics from 1996 until its merger with Sypris in 1998, Mr. Johnson also serves as a director of the Needham Funds, Insulectro, Maxtor Corporation and Computer Access Technology Corporation. He is Chairman of the Audit and Finance Committee and a member of the Nominating and Governance Committee.

Sidney R. Petersen *(top photo)* retired as Chairman of the Board and Chief Executive Officer of Getty Oil in 1984, where he served in a variety of increasingly responsible management positions since 1955. A director of Sypris since 1997 and of Sypris Electronics from 1994 until its merger with Sypris in 1998, Mr. Petersen is a member of the Compensation and Audit and Finance Committees.

Robert Sroka *(bottom photo)* has served as Managing Director of Corporate Solutions Group, an investment banking firm, since December 2003, and as Managing Partner of Lighthouse Partners, a private investment and business consulting company, since 1998. Mr. Sroka served as Managing Director of Investment Banking-Mergers and Acquisitions for J.P. Morgan from 1994 to 1998. Prior to 1994, Mr. Sroka served in a variety of senior executive positions with J.P. Morgan, including Vice President-Investment Banking and Vice President-Corporate Finance. A director of Sypris since 1997, Mr. Sroka also serves as non-executive Chairman of the Board of Avado Brands. He is a member of the Compensation and Audit and Finance Committees.

(In thousands, except per share data)	2003	2002[1]	2001[2]	2000	1999
	Years ended December 31,				
Consolidated Income Statement Data:					
Net revenue	$ 276,605	$ 273,477	$ 254,640	$ 216,571	$ 202,130
Gross profit	46,012	49,521	43,547	40,313	44,949
Operating income	14,941	18,956	13,030	5,477	14,166
Net income	8,135	11,439	6,367	3,184	9,556
Earnings per common share:					
Basic	$ 0.57	$ 0.87	$ 0.65	$ 0.33	$ 1.00
Diluted	$ 0.56	$ 0.84	$ 0.63	$ 0.32	$ 0.97

(In thousands)	2003	2002	2001	2000	1999
	December 31,				
Consolidated Balance Sheet Data:					
Working capital	$ 80,516	$ 77,593	$ 67,325	$ 58,602	$ 53,705
Total assets	263,495	223,605	211,444	179,122	148,564
Long-term debt, net of current portion	53,000	30,000	80,000	62,500	49,000
Total stockholders' equity	144,781	137,035	70,120	64,205	60,820

(1) On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" which required us to discontinue the amortization of goodwill. See Note 1 of our consolidated financial statements for the year ended December 31, 2003 included elsewhere in this annual report.

(2) On May 31, 2001, we completed the acquisition of the net assets of Dana's Marion, Ohio facility and its results of operations are included from that date forward.

(3) On December 31, 2003, we completed the acquisition of the net assets of Dana's Morganton, North Carolina facility.

Financial Review

The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Forward-Looking Statements" and elsewhere in this annual report.

OVERVIEW

We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Revenue from our three core markets accounted for approximately 94% of our revenue for the year ended December 31, 2003, while revenue from our outsourced services accounted for approximately 83% of our revenue. We expect these percentages to increase in the future.

We have four major operating subsidiaries that are grouped into two reportable segments, the Electronics Group and the Industrial Group. The Electronics Group is comprised of Sypris Data Systems, Inc., Sypris Electronics, LLC and Sypris Test & Measurement, Inc. Revenue from this group is derived primarily from the sale of manufacturing services, technical services and products to customers in the markets for aerospace & defense electronics and test & measurement services. The Industrial Group consists solely of Sypris Technologies, Inc., which generates revenue primarily from the sale of manufacturing services to customers in the market for truck components & assemblies and from the sale of products to the energy and chemical markets.

Our objective is to become the leading outsourcing specialist in each of our core markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. We have focused our efforts on establishing long-term relationships with industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management.

Recent Contract Awards. The pursuit of multi-year contractual relationships with industry leaders in each of our core market segments is a key component of our strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop strategic partnerships with leading companies, and expand our capability and capacity to increase our value-added service offerings. The quality of these contracts has enabled us to invest in leading-edge technologies that we believe will serve as an important means for differentiating ourselves in the future from the competition when it comes to cost, quality, reliability and customer service.

We recently announced the closing of a transaction with Dana as well as letters of intent for transactions we expect to close in 2004 with Dana and ArvinMeritor.

On December 31, 2003, we completed the first phase of a proposed two-phase transaction with Dana in which we entered into a new eight-year agreement to supply a wide range of drive train components for the light, medium and heavy-duty truck markets to Dana. In connection with this agreement, we acquired the property, plant, and equipment and certain component inventories associated with Dana's manufacturing plant in Morganton, North Carolina for a purchase price of approximately $22 million. In addition, the parties agreed to a three-year extension of an existing seven-year supply agreement that we originally entered into on May 31, 2001. In the proposed second phase of the transaction, which is evidenced by a letter of intent signed on August 25, 2003, we expect to enter into an eight-year agreement with Dana for the supply of forged and machined components for use in the medium and heavy-duty truck markets effective as of the closing, which is expected to occur during 2004. As part of the proposed transaction, we plan to acquire a portion of Dana's manufacturing campus in Toluca, Mexico and certain production equipment located at other Dana facilities in the U.S. The first phase of the transaction with Dana is expected to generate approximately $55 to $60 million of revenue per year, or approximately $440 million over the term of the contract while the three-year contract extension currently represents approximately $50 million of revenue per year, or $150 million over the new period. Should we complete the second phase of the transaction with Dana successfully, the total outsourcing arrangement excluding the contract extension is expected to result in revenue of approximately $130 million per year, based upon current market conditions.

On January 13, 2004, we signed a letter of intent with ArvinMeritor to supply trailer axle beams and a variety of drive train components to ArvinMeritor under a series of multi-year agreements, the first of which is expected to close during 2004, with the balance scheduled to occur during the next two to three years in accordance with a predetermined transition plan.

As part of the proposed transaction, we plan to acquire ArvinMeritor's Kenton, Ohio plant that specializes in the manufacture of trailer axle beams. In addition, the proposed transaction provides for a five-year extension of an existing five-year supply agreement that is otherwise expected to expire on December 31, 2004 under which we supply ArvinMeritor with axle shafts for medium and heavy-duty trucks. Should we complete the proposed transaction with ArvinMeritor successfully, the total outsourcing arrangement is expected to generate approximately $75 million of revenue per year, based upon current market conditions.

The proposed second phase of the Dana transaction and the proposed ArvinMeritor transaction remain subject to due diligence, negotiation and execution of definitive agreements and board approvals among other contingencies, and in the case of ArvinMeritor's Kenton plant, the negotiation and approval of a new union collective bargaining agreement.

The expected revenue from these transactions are based upon current market volumes and neither Dana nor ArvinMeritor have an obligation to purchase a particular level of services under either the recently executed or proposed contracts and there can be no assurance that the expected revenue will be realized. The prices contained in these agreements for our services are fixed for an initial term and generally reduced thereafter in accordance with schedules contained in the agreements. We believe these price reductions will not materially affect our profitability. We purchase raw steel and fabricated steel parts for these agreements at the direction of our customers, with any periodic changes in the price of steel being reflected in the prices we are paid for our services, such that we neither benefit from nor are harmed by any future changes in the price of steel. The agreements also provide for us to share in the benefits of any cost reduction suggestions that we make that are accepted by our customers.

Accounting Policies. Our significant accounting policies are described in Note 1 to the consolidated financial statements included elsewhere in this annual report. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use percentage of completion methods of accounting, as described immediately below.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion methodologies affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

Net Revenue. The majority of our outsourced services revenue is derived from manufacturing services contracts under which we supply products to our customers according to specifications provided under our contracts. We generally recognize revenue for these outsourced services, as well as our product sales, when we ship the products, at which time title generally passes to the customer.

Contract revenue in our Electronics Group is recognized using the percentage of completion method, generally using units-of-delivery as the basis to measure progress toward completing the contract. Revenue is recognized on these contracts when units are delivered to the customer, with unit revenue based upon unit prices as set forth in the applicable contracts. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change. Revenue under certain other multi-year fixed price contracts is recorded using achievement of performance milestones or cost-to-cost as the basis to measure progress toward completing the contract. The basis for the measurement of progress toward completion is applied consistently to contracts with similar performance characteristics. Amounts representing contract change orders or claims are included in revenue when these costs are reliably estimated and realization is probable. We recognize all other revenue as product is shipped and title passes, or when the service is provided to the customer. Our net revenue includes adjustments for estimated product warranty and allowances for returns by our customers. Generally, the percentage of completion method based on units of delivery is applied by our Electronics Group for outsourced services provided under multi-year contracts with aerospace & defense customers. Approximately 35%, 44% and 53% of total net revenue was recognized under the percentage of completion method based on units of delivery during 2003, 2002 and 2001, respectively. Approximately 5% of total net revenue was recognized under the percentage of completion method based on milestones or cost-to-cost during 2003.

Cost of Sales. Cost of sales consists primarily of our payments to our suppliers, compensation, payroll taxes and employee benefits for service and manufacturing personnel, and purchasing and manufacturing overhead costs. The contracts for which our Electronics Group recognizes net revenue under the percentage of completion method involve the use of estimates for cost of sales. We compare estimated costs to complete an entire contract to total net revenue for the term of the contract to arrive at an estimated gross margin percentage for each contract. Each month, the estimated gross margin percentage is applied to the cumulative net revenue recognized on the contract to arrive at cost of sales for the period.

These estimates require judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. These estimates are complicated and subject to many variables. Contract costs include material, labor and subcontract costs, as well as an allocation of indirect costs. For contract change orders, claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable.

Management reviews these estimates monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. Additionally, our reserve for excess and obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Impairments. Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment by calculating the estimated fair value of each business with which goodwill is associated. The estimated fair value is based on a discounted cash flow analysis that requires judgment in our evaluation of the business and establishing an appropriate discount rate and terminal value to apply in the calculations. In selecting these and other assumptions, for each business we consider historical performance, forecasted operating results, general market conditions and industry considerations specific to the business. We likely would compute a materially different fair value for a business if different assumptions were used or if circumstances were to change.

We evaluate long-lived assets for impairment and assess their recoverability based upon our estimate of future cash flows. If facts and circumstances lead us to believe that the cost of one of our assets may be impaired, we will write down that carrying amount to fair value to the extent necessary. In determining an estimate of future cash flows, we consider historical performance, forecasted operating results, general market conditions and industry considerations specific to the assets. We likely would compute a materially different estimate of future cash flows if different assumptions were used or if circumstances were to change.

RESULTS OF OPERATIONS

The tables presented below, which compare our results of operations from one year to another, present the results for each year, the change in those results from one year to another in both dollars and percentage change and the results for each year as a percentage of net revenue. The columns present the following:

- The first two data columns in each table show the absolute results for each year presented.
- The columns entitled "Year Over Year Change" and "Year Over Year Percentage Change" show the change in results, both in dollars and percentages. These two columns show favorable changes as positive and unfavorable changes as negative. For example, when our net revenue increases from one year to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one year to the next, that change is shown as a negative number in both columns.
- The last two columns in each table show the results for each period as a percentage of net revenue. In these two columns, the cost of sales and gross profit for each are given as a percentage of that segment's net revenue. These amounts are shown in italics.

In addition, as used in these tables, "NM" means "not meaningful."

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

(In thousands, except percentage data)	Years Ended December 31, 2003	Years Ended December 31, 2002	Year Over Year Change Favorable (Unfavorable)	Year Over Year Percentage Change Favorable (Unfavorable)	Results as Percentage of Net Revenue for the Years Ended December 31, 2003	Results as Percentage of Net Revenue for the Years Ended December 31, 2002
Net revenue:						
Electronics Group	$ 180,733	$ 186,562	$ (5,829)	(3.1)%	65.3%	68.2%
Industrial Group	95,872	86,915	8,957	10.3	34.7	31.8
Total	276,605	273,477	3,128	1.1	100.0	100.0
Cost of sales:						
Electronics Group	144,467	148,766	4,299	2.9	*79.9*	*79.7*
Industrial Group	86,126	75,190	(10,936)	(14.5)	*89.8*	*86.5*
Total	230,593	223,956	(6,637)	(3.0)	83.4	81.9
Gross profit:						
Electronics Group	36,266	37,796	(1,530)	(4.0)	*20.1*	*20.3*
Industrial Group	9,746	11,725	(1,979)	(16.9)	*10.2*	*13.5*
Total	46,012	49,521	(3,509)	(7.1)	16.6	18.1
Selling, general and administrative	26,711	27,114	403	1.5	9.7	9.9
Research and development	4,166	3,354	(812)	(24.2)	1.5	1.3
Amortization of intangible assets	194	97	(97)	(100.0)	0.0	0.0
Operating income	14,941	18,956	(4,015)	(21.2)	5.4	6.9
Interest expense, net	1,693	2,742	1,049	38.3	0.6	1.0
Other expense (income), net	230	(159)	(389)	NM	0.1	(0.1)
Income before income taxes	13,018	16,373	(3,355)	(20.5)	4.7	6.0
Income taxes	4,883	4,934	51	1.0	1.8	1.8
Net income	$ 8,135	$ 11,439	$ (3,304)	(28.9)%	2.9%	4.2%

Net Revenue. Our backlog increased $44.8 million to $199.0 million at December 31, 2003, on $321.7 million in net orders in 2003 compared to $265.8 million in 2002. We expect to convert approximately 80% of the backlog at December 31, 2003 to revenue during 2004.

Net revenue decreased in the Electronics Group due to lower revenue from manufacturing services, partially offset by higher revenue from other outsourced services and product sales. Manufacturing services decreased $10.3 million because certain contracts with aerospace & defense customers were completed during 2002 which more than offset the revenue earned from new contract awards in 2003 and increased demand on certain other contracts. Net revenue from other outsourced services increased $3.9 million in 2003 due to an increase in engineering services. Net revenue from product sales increased $0.6 million in 2003 driven by higher quantities of data systems products, which benefited from higher spending by intelligence agencies. Backlog for our Electronics Group increased $10.4 million to $125.8 million at December 31, 2003, on $191.5 million in net orders in 2003 compared to $183.8 million in 2002. We expect to convert approximately 69% of the backlog at December 31, 2003 to revenue during 2004.

Net revenue in the Industrial Group increased due to higher sales of light axle shafts and new components for medium and heavy-duty trucks. We began full production of light axle shafts under our contract with Visteon during the second quarter of 2002 so 2003 benefited from the full year effect of this contract. In 2003, we began shipping to Dana additional drive train components parts for medium and heavy-duty trucks. Backlog for our Industrial Group increased $34.4 million to $73.2 million at December 31, 2003, on $130.2 million in net orders in 2003 compared to $82.0 million in 2002. Backlog and net orders in 2003 increased primarily due to the Dana contract that closed on December 31, 2003. We expect to convert substantially all this backlog at December 31, 2003 to revenue during 2004.

Gross Profit. Our Electronics Group experienced lower gross profit from manufacturing services and other outsourced services, partially offset by higher gross profit from products sales. Gross profit from manufacturing services decreased due to lower revenue and lower gross margins. Gross margins were lower primarily due to costs recognized during the third quarter related to warranty costs on an end-of-life program, expenses related to resolving technical problems on a custom manufacturing program and write-off of program costs related to the termination of an unprofitable contract. Gross profit from other outsourced services decreased due to lower gross margins in our test & measurement services business. Gross profit from product sales was higher due to the mix of higher value products and programs.

Gross profit for our Industrial Group decreased due to lower gross margins. Gross margins were lower due to equipment maintenance and efficiency issues for certain automated equipment and a higher concentration of lower-margin Class 5-7 truck components. The Industrial Group experienced a difficult third quarter in 2003 during which gross profit decreased $2.3 million as compared to the third quarter of 2002. During the third quarter of 2003, productivity for the Industrial Group decreased primarily as a result of the Northeast electricity blackout in August 2003 and lower sales quantities to Visteon and Dana. These lower sales quantities were driven by Visteon's longer than normal annual plant shutdown and Dana's rebalancing of inventory levels in anticipation of a potential labor-related work stoppage.

Selling, General and Administrative. Selling, general and administrative expense decreased $0.4 million in 2003 and decreased as a percentage of net revenue to 9.7% from 9.9% in 2002. We controlled our spending on selling, general and administrative in consideration of the 1.1% increase in net revenue from 2002 to 2003.

Research and Development. The increase in research and development costs is driven by development of a new data system product line within our Electronics Group. We expect to complete the development of these products in 2004, and sold limited quantities in 2003.

Amortization of Intangible Assets. Amortization of intangible assets increased in 2003 primarily due to certain identifiable intangible assets acquired during 2003.

Interest Expense, Net. Interest expense decreased in 2003 due to the repayment of debt and a lower weighted average interest rate. We used proceeds from our 2002 stock offering to repay $52.5 million of our outstanding debt, reducing our weighted average debt outstanding to $31.1 million during 2003 from $49.8 million during 2002. The weighted average interest rate decreased to 5.4% in 2003 from 5.8% in 2002 due to the July 2003 expiration of interest rate swap rate agreements with higher than market interest rates.

Income Taxes. Our effective income tax rate increased to 37.5% in 2003 from 30.1% for 2002. The lower effective tax rate in 2002 was primarily due to a reduction in the valuation allowance on deferred tax assets.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

(In thousands, except percentage data)	Years Ended December 31, 2002	2001	Year Over Year Change Favorable (Unfavorable)	Year Over Year Percentage Change Favorable (Unfavorable)	Results as Percentage of Net Revenue for the Years Ended December 31, 2002	2001
Net revenue:						
Electronics Group	$ 186,562	$ 207,282	$ (20,720)	(10.0)%	68.2%	81.4%
Industrial Group	86,915	47,358	39,557	83.5	31.8	18.6
Total	273,477	254,640	18,837	7.4	100.0	100.0
Cost of sales:						
Electronics Group	148,766	169,897	21,131	12.4	*79.7*	*82.0*
Industrial Group	75,190	41,196	(33,994)	(82.5)	*86.5*	*87.0*
Total	223,956	211,093	(12,863)	(6.1)	81.9	82.9
Gross profit:						
Electronics Group	37,796	37,385	411	1.1	*20.3*	*18.0*
Industrial Group	11,725	6,162	5,563	90.3	*13.5*	*13.0*
Total	49,521	43,547	5,974	13.7	18.1	17.1
Selling, general and administrative	27,114	26,134	(980)	(3.7)	9.9	10.3
Research and development	3,354	3,054	(300)	(9.8)	1.3	1.2
Amortization of intangible assets	97	1,329	1,232	92.7	0.0	0.5
Operating income	18,956	13,030	5,926	45.5	6.9	5.1
Interest expense, net	2,742	4,111	1,369	33.3	1.0	1.6
Other (income) expense, net	(159)	(358)	(199)	(55.6)	(0.1)	(0.1)
Income before income taxes	16,373	9,277	7,096	76.5	6.0	3.6
Income taxes	4,934	2,910	(2,024)	(69.6)	1.8	1.1
Net income	$ 11,439	$ 6,367	$ 5,072	79.7%	4.2%	2.5%

Net Revenue. Our backlog decreased $8.1 million to $154.2 million at December 31, 2002, on $265.8 million in net orders in 2002 compared to $242.1 million in 2001.

Net revenue decreased in the Electronics Group due to lower revenue from manufacturing services and other outsourced services. Manufacturing services decreased $14.7 million due to lower aerospace & defense shipments during 2002 and the completion of a commercial contract in the fourth quarter of 2001. Net revenue from other outsourced services decreased $5.4 million in 2002 due to a 16% decline in revenue for test & measurement services. Weak economic conditions and a slowdown in the telecommunications, semiconductor, and commercial avionics markets negatively affected demand for test & measurement services from our customers. Net revenue from product sales decreased $0.6 million in 2002 due to reduced sales quantities for magnetics products. Backlog for our Electronics Group decreased $3.1 million to $115.4 million at December 31, 2002, on $183.8 million in net orders in 2002 compared to $183.5 million in 2001.

Net revenue in the Industrial Group increased $39.6 million in 2002 due to the full year effect of the May 2001 contract with Dana and the addition of a contract with Visteon. The contract with Dana for fully machined, medium and heavy-duty truck axle shafts and other drive train components, generated outsourced services revenue totaling $38.1 million in 2002, as compared to $16.5 million in 2001. Under the contract with Visteon we began supplying light axle shafts for pickup trucks and sport utility vehicles during the first quarter of 2002. Backlog for our Industrial Group decreased $5.0 million to $38.8 million at December 31, 2002, on $82.0 million in net orders in 2002 compared to $58.6 million in 2001. Net orders in 2002 increased primarily due to the contracts with Dana and Visteon.

Gross Profit. Gross profit was higher for our Electronics Group driven by higher gross margin as compared to 2001. Gross margin increased due to cost reductions, improved manufacturing efficiencies and a more favorable revenue mix in 2002 as compared to 2001. Most of the gross margin improvement was offset in gross profit by lower revenue.

Gross profit for our Industrial Group increased due to revenue growth from contracts with Dana and Visteon. While gross margin improved in 2002 compared to 2001, we believe start-up costs and manufacturing inefficiencies related to our initial production under the Visteon contract limited the gross profit contribution from this business.

Selling, General and Administrative. Selling, general and administrative expense increased in 2002 due to the additional management and administrative infrastructure to support the growth in our Industrial Group, partially offset by reduced selling expenses in our Electronics Group. During the fourth quarter of 2002, selling, general and administrative expense was 8.8% of net revenue, primarily due to a reduction in our incentive bonus expense based on performance measures defined in our incentive plans.

Research and Development. The increase in research and development costs is driven by development of a new data system product line within our Electronics Group.

Amortization of Intangible Assets. In 2002, we amortized intangible assets other than goodwill and indefinite-lived intangible assets. We recognized substantially less amortization expense in 2002 because amortization of goodwill and indefinite-lived intangible assets ceased when we adopted SFAS No. 142 effective January 1, 2002.

Interest Expense, Net. Interest expense decreased in 2002 due to the repayment of debt and a lower weighted average interest rate. We used proceeds from our stock offering during March and April 2002 to repay $52.5 million of our outstanding debt, reducing our weighted average debt outstanding to $49.8 million during 2002 from $74.5 million during 2001. The weighted average interest rate decreased to 5.8% in 2002 from 7.4% in 2001. There was no capitalized interest for 2002 as compared to $1.8 million for 2001.

Income Taxes. Our effective income tax rate decreased to 30.1% in 2002 from 31.4% for 2001. The lower effective tax rate was due to a reduction in the valuation allowance on deferred tax assets totaling $0.7 million in 2002 compared to $0.3 million in 2001.

QUARTERLY RESULTS

The following table presents our unaudited condensed consolidated statements of income data for each of the eight quarters in the period ended December 31, 2003. We have prepared this data on the same basis as our audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of this information. You should read these unaudited quarterly results in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The consolidated results of operations for any quarter are not necessarily indicative of the results to be expected for any subsequent period.

	2003				2002			
(In thousands, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net revenue:								
Electronics Group	$ 35,689	$ 45,544	$ 46,468	$ 53,032	$ 44,076	$ 49,297	$ 46,341	$ 46,848
Industrial Group	23,226	25,077	22,430	25,139	18,457	24,212	24,416	19,830
Total	58,915	70,621	68,898	78,171	62,533	73,509	70,757	66,678
Cost of sales:								
Electronics Group	28,390	35,821	38,304	41,952	35,388	40,280	36,111	36,987
Industrial Group	20,574	21,759	21,025	22,768	16,016	20,347	20,672	18,155
Total	48,964	57,580	59,329	64,720	51,404	60,627	56,783	55,142
Gross profit:								
Electronics Group	7,299	9,723	8,164	11,080	8,688	9,017	10,230	9,861
Industrial Group	2,652	3,318	1,405	2,371	2,441	3,865	3,744	1,675
Total	9,951	13,041	9,569	13,451	11,129	12,882	13,974	11,536
Selling, general and administrative	6,149	7,036	6,925	6,601	6,514	7,188	7,522	5,890
Research and development	1,022	1,066	1,030	1,048	831	932	773	818
Amortization of intangible assets	21	21	67	85	51	3	21	22
Operating income	2,759	4,918	1,547	5,717	3,733	4,759	5,658	4,806
Interest expense, net	486	547	384	276	1,082	660	470	530
Other expense (income), net	67	85	65	13	(29)	(31)	(9)	(90)
Income before income taxes	2,206	4,286	1,098	5,428	2,680	4,130	5,197	4,366
Income taxes	827	1,607	412	2,037	855	1,325	1,663	1,091
Net income	$ 1,379	$ 2,679	$ 686	$ 3,391	$ 1,825	$ 2,805	$ 3,534	$ 3,275
Earnings per common share:								
Basic	$ 0.10	$ 0.19	$ 0.05	$ 0.24	$ 0.18	$ 0.20	$ 0.25	$ 0.23
Diluted	$ 0.10	$ 0.19	$ 0.05	$ 0.23	$ 0.17	$ 0.19	$ 0.24	$ 0.23
Shares used in computing earnings per common share:								
Basic	14,184	14,213	14,241	14,267	10,169	13,971	14,121	14,151
Diluted	14,407	14,430	14,799	14,868	10,742	14,696	14,621	14,478

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Net cash provided by operating activities increased $13.7 million to $27.3 million in 2003. We made contributions to pension plans totaling $7.5 million in 2002, which included a voluntary contribution totaling $5.7 million, compared to contributions totaling less than $1.0 million in each of 2003 and 2001. Increases in our working capital resulted in a decrease in net cash flow totaling $1.0 million, $6.8 million and $8.1 million in 2003, 2002 and 2001, respectively.

Net cash used in investing activities increased $25.6 million to $45.8 million in 2003 driven by net assets acquired totaling $21.8 million in connection with the Dana Morganton transaction and capital expenditures for our Electronics Group and Industrial Group totaling $10.6 million and $11.8 million, respectively. Capital expenditures for our Electronics Group were principally comprised of manufacturing, assembly and test equipment. Our Industrial Group's capital expenditures included forging, machining, and centralized tooling equipment in support of our truck components & assemblies operations. Capital expenditures for the Industrial Group in 2002 and 2001 totaled $12.0 million and $19.5 million, respectively, which included new forging and machining equipment to increase and expand the range of production capabilities. In 2001, the Industrial

Group acquired certain assets of Dana's Marion, Ohio facility for $11.5 million, and received $5.4 million in proceeds from sale and leaseback transactions for certain machinery and equipment. Capital expenditures for the Electronics Group in 2002 and 2001 totaled $7.5 million and $7.9 million, respectively. We also received $1.4 million in 2001 for the sale of certain assets by our Electronics Group.

Net cash provided by financing activities increased $12.4 million to $18.2 million in 2003 due to borrowings in connection with assets acquired for the Dana Morganton transaction, partially offset by $1.7 million in dividends paid. In 2002, we received net proceeds totaling $55.7 million from our public stock offering that was used primarily to reduce debt. In 2001, we borrowed $22.5 million, primarily to fund capital expenditures and the acquisition of certain assets from Dana.

We had total availability for borrowings and letters of credit under the revolving credit facility of $68.8 million at December 31, 2003, which, when combined with our unrestricted cash balance of $12.0 million, provides for total cash and borrowing capacity of $80.8 million. Maximum borrowings on the revolving credit facility are $125.0 million, subject to a $15.0 million limit for letters of credit. The credit agreement includes an option to increase the amount of available credit to $150.0 million from $125.0 million, subject to the lead bank's approval. Borrowings under the revolving credit facility may be used to finance working capital requirements, acquisitions and for general corporate purposes, including capital expenditures. Most acquisitions require the approval of our bank group.

Our principal commitments at December 31, 2003 consisted of repayments of borrowings under the credit agreement and obligations under operating leases for certain of our real property and equipment. We also had purchase commitments totaling approximately $3.9 million at December 31, 2003, primarily for manufacturing equipment. The following table provides information about the payment dates of our contractual obligations at December 31, 2003, excluding current liabilities except for the current portion of long-term debt:

(In thousands)	2004	2005	2006	2007	2008	2009 & Thereafter
Revolving credit facility	$ 3,200	$ —	$ —	$ —	$ 53,000	$ —
Operating leases	6,428	6,489	5,963	5,590	4,489	2,947
Total	$ 9,628	$ 6,489	$ 5,963	$ 5,590	$ 57,489	$ 2,947

We believe that, without taking into account the proceeds from this offering, sufficient resources will be available to satisfy our cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our rate of growth. If we make significant acquisitions or if working capital and capital expenditure requirements exceed expected levels during the next twelve months or in subsequent periods, we may require additional external sources of capital. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financings or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and 138. SFAS No. 133, and its subsequent amendments, requires us to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be recognized currently in earnings. In 2001, we entered into interest rate swap agreements, which were deemed to be effective hedges in accordance with SFAS No. 133. These swap agreements expired in July 2003.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 also specifies criteria for the recognition of identifiable intangible assets separately from goodwill. We applied the provisions of SFAS No. 141 to all business combinations subsequent to the effective date.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. We adopted the Interpretation in the fourth quarter 2003 and such adoption did not affect our financial statements.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements including statements concerning the future of our industries, product development, business strategy, the possibility of future acquisitions, continued acceptance and growth of our products and dependence upon significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or include other forward-looking information. You should not place undue reliance on these forward-looking statements.

Important factors could cause performance to differ materially from projected results contained in, or based upon, these statements, including: the discovery of, or failure to discover, material issues during due diligence; the failure to agree on the final terms of definitive agreements, long-term supply agreements, collective bargaining agreements, or related agreements or any party's breach of, or refusal to close the transactions reflected in, those agreements; the ability to successfully manage growth or contraction in the economy, or the commercial vehicle or electronics markets; access to capital on favorable terms as needed for operations or growth; the ability to achieve expected annual savings and synergies from past and future business combinations; competitive factors and price pressures; availability of third party component parts at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; changes in product mix; program changes, delays, or cancellations by the government or other customers; concentrated reliance on major customers or suppliers; cost and yield issues associated with the Company's manufacturing facilities; revisions in estimated costs related to major contracts; labor relations; risks inherent in operating abroad, including foreign currency exchange rates; performance of our pension fund portfolios; changes in applicable law or in the Company's regulatory authorizations, security clearances, or other legal rights to conduct its business, deal with its work force or export goods and services; adverse regulatory actions, or other governmental sanctions; risks of litigation, including litigation with respect to environmental or asbestos-related matters, customer or supplier claims, or stockholders; the effects (including possible increases in the cost of doing business) resulting from future war and terrorists activities or political uncertainties; natural disasters, casualties, utility disruptions, or the failure to anticipate unknown risks and uncertainties present in the Company's businesses; dependence on current management; as well as other factors included in the Company's periodic reports filed with the Securities and Exchange Commission.

In this annual report, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third party sources and publications that are not produced for the purposes of securities offerings or economic analysis. We have not independently verified the data and cannot assure you of the accuracy of the data we have included.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. All additional borrowings under our credit agreement bear interest at a variable rate based on the prime rate, the London Interbank Offered Rate ("LIBOR"), or certain alternative short-term rates, plus a margin (1.0% at December 31, 2003) based upon our leverage ratio. An increase in interest rates of 100 basis points would result in additional interest expense approximating $0.6 million on an annualized basis, based upon our debt outstanding at December 31, 2003. Fluctuations in foreign currency exchange rates have historically had little impact on us because the vast majority of our transactions are denominated in U.S. dollars. Inflation has not been a significant factor in our operations in any of the periods presented, and it is not expected to affect operations in the foreseeable future.

Report of Management

The management of Sypris Solutions, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States. The financial statements include amounts based on management's best estimates and judgments. Financial information included elsewhere in this annual report is consistent with these financial statements.

We maintain a system of internal control designed to provide reasonable assurance that transactions are executed in accordance with proper authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, and that assets are adequately safeguarded and accountability for assets is maintained. Although no cost-effective internal control system will prevent all errors and irregularities, we believe our controls provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements.

To ensure the effective administration of internal control, we carefully select and train our employees, maintain and disseminate written policies and procedures, provide appropriate communication channels and foster an environment conducive to the effective functioning of controls. We have adopted a Code of Business Conduct that requires all employees, including officers and senior level executives, to adhere to the highest standards of personal and professional integrity.

The Audit and Finance Committee of the Board of Directors is composed entirely of outside directors, including one of whom the Board of Directors has deemed to be a financial expert. The Audit and Finance Committee members meet the Nasdaq Stock Market standards for independence and operate under a written charter adopted by the Board of Directors. The Audit and Finance Committee meets periodically with representatives of management and with our independent auditors to review our financial reporting process and our controls to safeguard assets. Our independent auditors have full and free access to the Audit and Finance Committee members at all times, without the presence of management, to discuss the results of their audits, the adequacy of our internal accounting control and the quality of our financial reporting.

Jeffrey T. Gill
President & CEO

David D. Johnson
Vice President, CFO & Treasurer

Report of Independent Auditors

Board of Directors and Stockholders
Sypris Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Sypris Solutions, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sypris Solutions, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Louisville, Kentucky
January 30, 2004

Consolidated Income Statements

(In thousands, except per share data)	Years ended December 31, 2003	2002	2001
Net revenue:			
Outsourced services	$ 230,632	$ 229,629	$ 209,874
Products	45,973	43,848	44,766
Total net revenue	276,605	273,477	254,640
Cost of sales:			
Outsourced services	203,080	195,576	181,818
Products	27,513	28,380	29,275
Total cost of sales	230,593	223,956	211,093
Gross profit	46,012	49,521	43,547
Selling, general and administrative	26,711	27,114	26,134
Research and development	4,166	3,354	3,054
Amortization of intangible assets	194	97	1,329
Operating income	14,941	18,956	13,030
Interest expense, net	1,693	2,742	4,111
Other expense (income), net	230	(159)	(358)
Income before income taxes	13,018	16,373	9,277
Income tax expense	4,883	4,934	2,910
Net income	$ 8,135	$ 11,439	$ 6,367
Earnings per common share:			
Basic	$ 0.57	$ 0.87	$ 0.65
Diluted	$ 0.56	$ 0.84	$ 0.63
Shares used in computing earnings per common share:			
Basic	14,237	13,117	9,828
Diluted	14,653	13,664	10,028

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,019	$ 12,403
Accounts receivable, net	45,484	37,951
Inventory, net	61,932	64,443
Other current assets	11,370	9,187
Total current assets	130,805	123,984
Property, plant and equipment, net	106,683	75,305
Goodwill	14,277	14,277
Other assets	11,730	10,039
Total assets	$ 263,495	$ 223,605
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 29,598	$ 23,356
Accrued liabilities	17,491	16,035
Current portion of long-term debt	3,200	7,000
Total current liabilities	50,289	46,391
Long-term debt	53,000	30,000
Other liabilities	15,425	10,179
Total liabilities	118,714	86,570
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 981,600 shares authorized; no shares issued	—	—
Series A preferred stock, par value $0.01 per share, 18,400 shares authorized; no shares issued	—	—
Common stock, non-voting, par value $0.01 per share, 10,000,000 shares authorized; no shares issued	—	—
Common stock, par value $0.01 per share, 30,000,000 shares authorized; 14,283,323 and 14,158,077 shares issued and outstanding in 2003 and 2002, respectively	143	142
Additional paid-in capital	83,541	82,575
Retained earnings	63,443	57,017
Accumulated other comprehensive income (loss)	(2,346)	(2,699)
Total stockholders' equity	144,781	137,035
Total liabilities and stockholders' equity	$ 263,495	$ 223,605

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 8,135	$ 11,439	$ 6,367
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,831	11,386	9,856
Deferred income taxes	6,009	3,684	479
Provision for excess and obsolete inventory	832	727	432
Provision for doubtful accounts	191	231	122
Other noncash charges	846	339	59
Contributions to pension plans	(586)	(7,451)	(754)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(7,724)	1,576	(8,474)
Inventory	6,219	(4,559)	(3,519)
Other current assets	(2,427)	(863)	(416)
Accounts payable	3,154	(1,010)	3,648
Accrued and other liabilities	(205)	(1,898)	671
Net cash provided by operating activities	27,275	13,601	8,471
Cash flows from investing activities:			
Capital expenditures	(22,521)	(19,747)	(27,623)
Proceeds from sale of assets	175	211	6,816
Purchase of net assets of acquired entities	(23,300)	—	(11,486)
Changes in nonoperating assets and liabilities	(171)	(662)	(650)
Net cash used in investing activities	(45,817)	(20,198)	(32,943)
Cash flows from financing activities:			
Net increase (decrease) in debt under revolving credit agreements	19,200	(50,500)	22,500
Cash dividends paid	(1,709)	(424)	—
Proceeds from issuance of common stock	667	56,692	530
Net cash provided by financing activities	18,158	5,768	23,030
Net decrease in cash and cash equivalents	(384)	(829)	(1,442)
Cash and cash equivalents at beginning of year	12,403	13,232	14,674
Cash and cash equivalents at end of year	$ 12,019	$ 12,403	$ 13,232

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2001	9,709,669	$ 97	$ 24,401	$ 40,060	$ (353)	$ 64,205
Net income	—	—	—	6,367	—	6,367
Adjustment in minimum pension liability, net of tax of $828	—	—	—	—	(1,124)	(1,124)
Change in fair value of interest rate swap agreements, net of tax of $309	—	—	—	—	(419)	(419)
Comprehensive income (loss)	—	—	—	6,367	(1,543)	4,824
Issuance of shares under Employee Stock Purchase Plan	52,206	1	256	—	—	257
Exercise of stock options	136,800	1	566	—	—	567
Stock option tax benefit	—	—	267	—	—	267
Balance at December 31, 2001	9,898,675	99	25,490	46,427	(1,896)	70,120
Net income	—	—	—	11,439	—	11,439
Adjustment in minimum pension liability, net of tax of $582	—	—	—	—	(873)	(873)
Change in fair value of interest rate swap agreements, net of tax of $99	—	—	—	—	70	70
Comprehensive income (loss)	—	—	—	11,439	(803)	10,636
Cash dividends, $0.06 per common share	—	—	—	(849)	—	(849)
Issuance of common shares	4,100,000	41	55,615	—	—	55,656
Issuance of shares under Employee Stock Purchase Plan	37,695	1	335	—	—	336
Exercise of stock options	123,983	1	758	—	—	759
Stock option tax benefit	—	—	377	—	—	377
Retire unvested restricted shares	(2,276)	—	—	—	—	—
Balance at December 31, 2002	14,158,077	142	82,575	57,017	(2,699)	137,035
Net income	—	—	—	8,135	—	8,135
Adjustment in minimum pension liability, net of tax of $2	—	—	—	—	4	4
Change in fair value of interest rate swap agreements, net of tax of $210	—	—	—	—	349	349
Comprehensive income	—	—	—	8,135	353	8,488
Cash dividends, $0.12 per common share	—	—	—	(1,709)	—	(1,709)
Issuance of shares under Employee Stock Purchase Plan	38,160	—	353	—	—	353
Exercise of stock options	87,086	1	456	—	—	457
Stock option tax benefit	—	—	157	—	—	157
Balance at December 31, 2003	14,283,323	$ 143	$ 83,541	$ 63,443	$ (2,346)	$ 144,781

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Sypris Solutions, Inc. and its wholly-owned subsidiaries (collectively, "Sypris" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Business

Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, testing, and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Contract inventory is stated at actual production costs, reduced by the cost of units for which revenue has been recognized. Gross contract inventory is considered work in process. Progress payments under long-term contracts are specified in the contracts as a percentage of cost and are liquidated as contract items are completed and shipped. Other inventory is stated at the lower of cost or market. The first-in, first-out method was used for determining the cost of inventory excluding contract inventory and certain other inventory, which was determined using the last-in, first-out method ("LIFO") (see Note 4). The Company's reserve for excess and obsolete inventory is primarily based upon forecasted demand for its product sales, and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation of property, plant and equipment is generally computed using the straight-line method over their estimated economic lives. For land improvements, buildings and building improvements, the estimated economic life is generally 40 years. Estimated economic lives range from three to fifteen years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the respective lease term using the straight-line method. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

Interest cost is capitalized for qualifying assets during the period in which the asset is being installed and prepared for its intended use. Capitalized interest cost is amortized on the same basis as the related depreciation.

Goodwill

Beginning in 2002 with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead tested at least annually for impairment. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit of 15 years (see "Adoption of Recently Issued Accounting Standards" below). Goodwill is reported net of accumulated amortization of approximately $4,146,000 at December 31, 2003 and 2002.

Long-lived Assets

The Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its assets may be impaired, the Company will write down that carrying amount to fair value to the extent necessary.

Revenue Recognition

A portion of the Company's business is conducted under long-term, fixed-price contracts with aerospace & defense companies and agencies of the U.S. Government. Contract revenue is recognized using the percentage of completion method, generally using units-of-delivery as the basis to measure progress toward completing the contract. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change (see "Contract Accounting" below). Revenue under certain other long-term fixed price contracts is recorded using achievement of performance milestones or cost-to-cost as the basis to measure progress toward completing the contract. Amounts representing contract change orders or claims are included in revenue when such costs are reliably estimated and realization is probable.

Revenue recognized under the percentage of completion method of accounting totaled approximately $111,341,000, $120,424,000 and $134,478,000 for the years ended December 31, 2003, 2002 and 2001, respectively. In 2003, approximately 88% of such amount was accounted for based on units of delivery and approximately 12% was accounted for based on milestones or cost-to-cost. In 2002 and 2001, substantially all such amounts were accounted for under the units-of-delivery method. All other revenue is recognized as product is shipped and title passes, or when services are rendered.

Contract Accounting

For long-term contracts, the Company capitalizes in inventory direct material, direct labor and factory overhead as incurred. Selling costs are expensed as incurred. Costs to complete long-term contracts are estimated on a monthly basis. Estimated margins at completion are applied to cumulative contract revenue to arrive at costs charged to operations.

Accounting for long-term contracts under the percentage of completion method involves substantial estimation processes, including determining the estimated cost to complete a contract. As contracts may require performance over several accounting periods, formal detailed cost-to-complete estimates are performed and updated monthly via performance reports. Management's estimates of costs-to-complete change due to internal and external factors, such as labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. Changes in estimated costs are reflected in gross profit in the period in which they are known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

Product Warranty Costs

The provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. The accrued liability for warranty costs is included in the caption "Accrued liabilities" in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. The Company's customer base consists of various departments or agencies of the U.S. Government, aerospace & defense companies under contract with the U.S. Government and a number of customers in diverse industries across geographic areas, primarily in North America. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral on its commercial accounts receivable. Credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations. Approximately 43% of accounts receivable outstanding at December 31, 2003 are due from the Company's four largest customers.

The Company recognized revenue from contracts with the U.S. Government and its agencies of approximately $49,143,000, $44,185,000 and $40,046,000 during the years ended December 31, 2003, 2002 and 2001, respectively. The Company's largest customers for the year ended December 31, 2003 were Dana Corporation and Raytheon Company, which represented approximately 15% and 14%, respectively, of the Company's total net revenue. The Company's largest customers for the year ended December 31, 2002 were Raytheon Company and Dana Corporation, which represented approximately 19% and 14%, respectively, of the Company's total net revenue. The Company's largest customers for the year ended December 31, 2001 were Raytheon Company and Honeywell International, Inc., which represented approximately 21% and 11%, respectively, of the Company's total net revenue. No other single customer accounted for more than 10% of the Company's total net revenue for the years ended December 31, 2003, 2002 or 2001.

Stock Based Compensation

Stock options are granted under various stock compensation programs to employees and independent directors (see Note 11). The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

(In thousands, except per share data)	Years ended December 31, 2003	2002	2001
Net income	$ 8,135	$ 11,439	$ 6,367
Pro forma stock-based compensation expense, net of tax	1,624	1,591	1,390
Pro forma net income	$ 6,511	$ 9,848	$ 4,977
Pro forma earnings per common share:			
Basic	$ 0.46	$ 0.75	$ 0.51
Diluted	$ 0.44	$ 0.72	$ 0.50

Derivative Financial Instruments

In 2001, the Company entered into interest rate swap agreements, which were deemed to be effective hedges in accordance with SFAS No. 133, "Accounting of Derivative Instruments and Hedging Activities" (see Note 7). All derivatives on the consolidated balance sheets are reported at fair value and changes in the fair value, net of income tax, were recognized in other comprehensive income (loss) on the consolidated statements of stockholders' equity.

Adoption of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 also specifies criteria for the recognition of identifiable intangible assets separately from goodwill. The Company applied the provisions of SFAS No. 141 to all business combinations subsequent to the effective date (see Note 2).

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The nonamortization of goodwill has increased the Company's net income and earnings per share beginning in 2002. Following are pro forma results assuming goodwill had not been amortized prior to January 1, 2002:

(In thousands, except per share data)	Years ended December 31, 2003	2002	2001
Reported net income	$ 8,135	$ 11,439	$ 6,367
Adjustment for amortization of goodwill, net of tax	—	—	782
Adjusted net income	$ 8,135	$ 11,439	$ 7,149
Basic earnings per common share as reported	$ 0.57	$ 0.87	$ 0.65
Adjustment for amortization of goodwill, net of tax	—	—	0.08
Adjusted basic earnings per common share	$ 0.57	$ 0.87	$ 0.73
Diluted earnings per common share as reported	$ 0.56	$ 0.84	$ 0.63
Adjustment for amortization of goodwill, net of tax	—	—	0.08
Adjusted diluted earnings per common share	$ 0.56	$ 0.84	$ 0.71

There has been no change to the carrying value of the Company's goodwill since January 1, 2002. Goodwill, net of accumulated amortization, at December 31, 2003 for the Electronics Group and the Industrial Group was approximately $13,837,000 and $440,000, respectively. The Company's other intangible assets subject to amortization and the related amortization expense are not material to the Company's consolidated financial position or results of operations, respectively.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Company adopted the Interpretation in the fourth quarter 2003 and such adoption did not effect the financial statements.

NOTE 2. ACQUISITIONS

On May 31, 2001, the Company acquired from Dana Corporation certain assets and liabilities of the Marion Forge plant. The business produces fully machined, medium and heavy-duty truck axle shafts and other drive train components for integration into subassemblies and is included with Sypris Technologies in the Industrial Group. The transaction was accounted for as a purchase, in which the purchase price of $11,486,000 was allocated based on the fair values of the assets and liabilities acquired. The purchase price was allocated primarily to property, plant and equipment. The results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The acquisition was financed by the Company's Credit Agreement (see Note 7).

On December 31, 2003, the Company acquired from Dana Corporation certain assets and liabilities of a plant that will expand Sypris Technologies' manufacturing capabilities in certain light, medium and heavy-duty truck steer axles and other drive train components. The transaction was accounted for as a purchase, in which the purchase price of $22,297,000 was allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business will be included in the consolidated financial statements beginning January 1, 2004. The acquisition was financed by the Company's Credit Agreement (see Note 7). The Company paid Dana $21,780,000 on the closing date and $517,000 in January 2004. Following are the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition, which are subject to refinement:

(In thousands)	
Current assets	$ 4,540
Property, plant and equipment	17,746
Other assets	1,727
Total assets acquired	24,013
Current liabilities assumed	(1,716)
Net assets acquired	$ 22,297

Other assets represents the estimated fair value of an eight-year supply agreement with Dana Corporation that the Company will amortize on a straight-line basis over the life of the contract.

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,	
(In thousands)	2003	2002
Commercial	$ 39,978	$ 34,108
U.S. Government	6,100	4,366
	46,078	38,474
Allowance for doubtful accounts	(594)	(523)
	$ 45,484	$ 37,951

Accounts receivable from the U.S. Government includes amounts due under long-term contracts, all of which are billed at December 31, 2003 and 2002, of $4,508,000 and $2,930,000, respectively.

NOTE 4. INVENTORY

Inventory consists of the following:

(In thousands)	December 31, 2003	December 31, 2002
Raw materials	$ 22,394	$ 18,493
Work in process	15,854	14,769
Finished goods	3,052	4,588
Costs relating to long-term contracts and programs, net of amounts attributed to revenue recognized to date	36,569	34,778
Progress payments related to long-term contracts and programs	(9,851)	(2,737)
LIFO reserve	(940)	(1,007)
Reserve for excess and obsolete inventory	(5,146)	(4,441)
	$ 61,932	$ 64,443

The preceding amounts include inventory valued under the LIFO method that totaled approximately $11,476,000 and $12,663,000 at December 31, 2003 and 2002, respectively.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

(In thousands)	December 31, 2003	December 31, 2002
Land and land improvements	$ 2,173	$ 1,736
Buildings and building improvements	23,420	19,132
Machinery, equipment, furniture and fixtures	148,733	119,740
Construction in progress	15,539	6,201
	189,865	146,809
Accumulated depreciation	(83,182)	(71,504)
	$ 106,683	$ 75,305

Depreciation expense totaled approximately $12,637,000, $11,280,000 and $8,468,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Approximately $3,488,000 and $494,000 was included in accounts payable for capital expenditures at December 31, 2003 and 2002, respectively.

NOTE 6. ACCRUED LIABILITIES

Accrued liabilities consists of the following:

(In thousands)	December 31, 2003	December 31, 2002
Employee benefit plan accruals	$ 5,219	$ 4,585
Salaries, wages and incentives	1,708	3,735
Other	10,564	7,715
	$ 17,491	$ 16,035

Included in other accrued liabilities are employee payroll deductions, advance payments, accrued operating expenses, accrued warranty expenses, accrued interest and other items, none of which exceed 5% of total current liabilities.

NOTE 7. LONG-TERM DEBT

The Company has a credit agreement with a syndicate of banks (the "Credit Agreement") that was entered into in October 1999 and amended most recently in October 2003. The Credit Agreement provides for a revolving credit facility with an aggregate commitment of $125,000,000 through October 2008. We had total availability for borrowings and letters of credit under the revolving credit facility of $68,800,000 at December 31, 2003, which, when combined with our unrestricted cash balance of $12,019,000, provides for total cash and borrowing capacity of $80,819,000. The credit agreement includes an option to increase the amount of available credit to $150,000,000, subject to the lead bank's approval. Current maturities of long-term debt at December 31, 2003 and 2002 represent amounts due under a short-term borrowing arrangement included in the Credit Agreement. Standby letters of credit up to a maximum of $15,000,000 may be issued under the Credit Agreement, and no significant amounts were outstanding at December 31, 2003 and 2002.

Under the terms of the Credit Agreement, interest rates are determined at the time of borrowing and are based on the London Interbank Offered Rate plus a margin of 1.0% to 2.0%; or the greater of the prime rate or the federal funds rate plus 0.5%, plus a margin up to 0.75%. The Company also pays a fee of 0.20% to 0.25% on the unused portion of the aggregate commitment. The margins applied to the respective interest rates and the commitment fee are adjusted quarterly and are based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate for outstanding borrowings at December 31, 2003 was 2.7%. The weighted average interest rates for borrowings during the years ended December 31, 2003, 2002 and 2001 were 5.4%, 5.8% and 7.4%, respectively.

The Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge coverage and leverage ratios and minimum levels of net worth. As of December 31, 2003, the Company was in compliance with all covenants.

On July 26, 2001, the Company entered into interest rate swap agreements with three banks that effectively converted a portion of its floating rate debt to a fixed rate basis for a period of two years, thus reducing the impact of interest rate changes on interest expense. The swap agreements, which expired on July 25, 2003, had a combined notional amount of $30,000,000 whereby the Company paid a fixed rate of interest of 4.52% and received a variable 30-day LIBOR rate. The differential paid or received was accrued as interest rates changed and was recognized as an adjustment to interest expense in the consolidated income statements. The aggregate fair market value of all interest rate swap agreements was approximately $559,000 at December 31, 2002, which was included in accrued liabilities on the consolidated balance sheet.

Interest incurred, net of amounts capitalized, during the years ended December 31, 2003, 2002 and 2001 totaled approximately $1,729,000, $2,923,000 and $4,021,000, respectively. The Company had no capitalized interest in 2003 or 2002. Capitalized interest for the year ended December 31, 2001 was $1,763,000. Interest paid during the years ended December 31, 2003, 2002 and 2001 totaled approximately $1,328,000, $2,763,000 and $5,623,000, respectively.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The carrying amount of debt outstanding at December 31, 2003 and 2002 under the Credit Agreement approximates fair value because borrowings are for terms less than six months and have rates that reflect currently available terms and conditions for similar debt.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company sponsors noncontributory defined benefit pension plans (the "Pension Plans") covering certain employees of Sypris Technologies. The Pension Plans covering salaried and management employees provide pension benefits that are based on the employees' highest five-year average compensation within ten years before retirement. The Pension Plans covering hourly employees and union members generally provide benefits at stated amounts for each year of service. The Company's funding policy is to make the minimum annual contributions required by the applicable regulations; however, the Company made a voluntary contribution to the Pension Plans totaling $5,660,000 in 2002. The Pension Plans' assets are primarily invested in equity securities and fixed income securities. The following table details the components of pension expense:

	Years ended December 31,		
(In thousands)	2003	2002	2001
Service cost	$ 137	$ 172	$ 358
Interest cost on projected benefit obligation	2,265	2,306	1,939
Net amortizations and deferrals	611	339	247
Expected return on plan assets	(2,430)	(2,329)	(1,961)
	$ 583	$ 488	$ 583

The following are summaries of the changes in the benefit obligations and plan assets and of the funded status of the Pension Plans:

(In thousands)	December 31, 2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 35,237	$ 31,983
Service cost	137	172
Interest cost	2,265	2,306
Actuarial loss	1,450	2,394
Benefits paid	(1,765)	(1,618)
Benefit obligation at end of year	$ 37,324	$ 35,237
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 29,480	$ 24,789
Actual return on plan assets	3,958	(1,142)
Company contributions	586	7,451
Benefits paid	(1,765)	(1,618)
Fair value of plan assets at end of year	$ 32,259	$ 29,480
Funded status of the plans:		
Benefit obligation at end of year	$ 37,324	$ 35,237
Fair value of plan assets at end of year	32,259	29,480
Funded status of plan (underfunded)	(5,065)	(5,757)
Unrecognized actuarial loss	7,714	8,074
Unrecognized prior service cost	365	694
Net asset recognized	$ 3,014	$ 3,011
Balance sheet assets (liabilities):		
Prepaid benefit cost	$ 4,685	$ 4,876
Intangible asset	—	36
Accrued benefit liability	(5,425)	(5,661)
Accumulated other comprehensive loss	3,754	3,760
Net amount recognized	$ 3,014	$ 3,011
Pension plans with accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 22,304	$ 20,622
Accumulated benefit obligation	22,100	20,284
Fair value of plan assets	16,677	14,627
Projected benefit obligation and net periodic pension cost assumptions:		
Discount rate	6.25%	6.75%
Rate of compensation increase	4.00	4.00
Expected long-term rate of return on plan assets	8.25	8.50
Weighted average asset allocation:		
Equity securities	63%	38%
Debt securities	37	62
Total	100%	100%

The Company uses November 30 as the measurement date for the Pension Plans. Total estimated contributions expected to be paid to the plans during 2004 range from $1,500,000 to $2,000,000. The expected long-term rates of return on plan assets for determining net periodic pension cost for 2003 and 2002 were chosen by the Company from a best estimate range determined by applying anticipated long-term returns and long-term volatility for various assets categories to the target asset allocation of the plan. The target asset allocation of plan assets is equity securities ranging 55-65% and fixed income securities ranging 35-45% of total investments.

The Company sponsors a defined contribution plan (the "Defined Contribution Plan") for substantially all employees of the Company. The Defined Contribution Plan is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Defined Contribution Plan allows the Company to match participant contributions and provides discretionary contributions. Contributions to the Defined Contribution Plan in 2003, 2002 and 2001 totaled approximately $2,737,000, $2,267,000 and $1,933,000, respectively.

The Company has self-insured medical plans (the "Medical Plans") covering substantially all employees. The number of employees participating in the Medical Plans was approximately 1,325, 1,300 and 1,350 at December 31, 2003, 2002 and 2001, respectively. The Medical Plans limit the Company's annual obligations to fund claims to specified amounts per participant and in the aggregate. The Company is adequately insured for amounts in excess of these limits. Employees are responsible for payment of a portion of the premiums. During 2003, 2002 and 2001, the Company charged approximately $7,223,000, $6,677,000 and $5,890,000, respectively, to operations related to reinsurance premiums, medical claims incurred and estimated, and administrative costs for the Medical Plans. Claims paid during 2003, 2002 and 2001 did not exceed the aggregate limits.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company leases certain of its real property and certain equipment, vehicles and computer hardware under operating leases with terms ranging from month-to-month to ten years and which contain various renewal and rent escalation clauses. Future minimum annual lease commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are as follows:

(In thousands)	
2004	$ 6,428
2005	6,489
2006	5,963
2007	5,590
2008	4,489
2009 and thereafter	2,947
	$ 31,906

Rent expense for the years ended December 31, 2003, 2002 and 2001 totaled approximately $7,485,000, $7,387,000 and $5,550,000, respectively.

The Company entered into agreements for the sale and leaseback of certain specific manufacturing and testing equipment during 2001. The terms of the operating leases range from five to nine years and the Company has the option to purchase the equipment at the expiration of the respective lease term at a fixed price based upon the equipment's estimated residual value. Lease payments on these operating leases are guaranteed by the Company. Proceeds from the sale and leaseback transactions during 2001 were approximately $5,420,000 and the transactions resulted in a deferred loss of approximately $787,000. Deferred losses on sales and leaseback transactions are amortized on a straight-line basis over the term of the respective leases. Cumulative deferred losses, including deferred losses incurred prior to 2001, net of amortization, was approximately $835,000 and $1,039,000 as of December 31, 2003 and 2002, respectively. Future minimum annual lease commitments related to these leases are included in the above schedule.

As of December 31, 2003, the Company had outstanding purchase commitments of approximately $3,904,000, primarily for the acquisition of manufacturing equipment.

The Company is involved in certain litigation and contract issues arising in the normal course of business. While the outcome of these matters cannot, at this time, be predicted in light of the uncertainties inherent therein, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 11. STOCK OPTION AND PURCHASE PLANS

The Company has certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and non-employee directors. Options may be granted at not less than the market price on the date of grant. Options are exercisable in whole or in part up to two years after the date of grant and ending ten years after the date of grant. The following table summarizes option activity for the three years ended December 31, 2003:

	Shares	Exercise Price Range	Weighted Average Exercise Price
Balance at January 1, 2001	1,553,737	$ 1.72 - $ 31.00	$ 7.79
Granted	632,819	3.88 - 13.27	6.15
Exercised	(164,616)	1.72 - 8.75	3.06
Forfeited	(174,980)	6.25 - 11.76	8.21
Balance at December 31, 2001	1,846,960	1.72 - 31.00	7.61
Granted	362,391	9.95 - 19.00	14.32
Exercised	(127,561)	1.72 - 10.50	6.23
Forfeited	(144,425)	6.25 - 16.03	9.39
Balance at December 31, 2002	1,937,365	1.72 - 31.00	8.83
Granted	690,811	6.88 - 16.10	8.78
Exercised	(104,730)	1.72 - 10.50	5.04
Forfeited	(178,061)	3.36 - 16.03	9.17
Balance at December 31, 2003	2,345,385	$ 3.88 - $ 31.00	$ 8.96

The following table summarizes certain weighted average data for options outstanding and currently exercisable at December 31, 2003:

	Outstanding			Exercisable	
		Weighted Average			Weighted Average
Exercise Price Range	Shares	Exercise Price	Remaining Contractual Life	Shares	Exercise Price
$3.88 - $5.00	125,120	$ 4.63	5.6	102,870	$ 4.59
$5.12 - $7.00	438,970	6.14	5.2	103,590	6.19
$7.37 - $10.00	1,212,208	8.43	5.7	520,593	8.64
$10.06 - $15.00	466,794	12.19	6.0	79,069	10.87
$15.59 - $20.00	96,805	17.24	7.1	55,805	18.13
$23.00 - $31.00	5,488	27.38	1.3	5,488	27.38
Total	2,345,385	$ 8.96	5.7	867,415	$ 8.80

The Company's stock compensation program also provides for the grant of performance-based stock options to key employees ("Performance Options"). The terms and conditions of the Performance Options grants provide for the determination of the exercise price and the beginning of the vesting period to occur when the fair market value of the Company's common stock achieves certain targeted price levels. Performance Options to purchase 116,000 shares and 56,000 shares of common stock were granted during 2003 and 2001, respectively. The Company did not grant Performance Options in 2002. Performance Options to purchase 28,000 shares, 49,000 shares and 32,000 shares of common stock were forfeited in 2003, 2002 and 2001, respectively. One targeted price level of the Performance Options was achieved in 2002, resulting in determination of the exercise price and beginning of the vesting period for options to purchase 52,000 shares of common stock. Performance Options for which the targeted price level has not been achieved total 403,000 shares, 315,000 shares and 416,000 shares at December 31, 2003, 2002 and 2001, respectively, and are excluded from disclosures of options outstanding.

The aggregate number of shares of common stock reserved for issuance under the Company's stock compensation programs as of December 31, 2003 and 2002 was 4,750,000. The aggregate number of shares available for future grant as of December 31, 2003 and 2002 was 1,375,011 and 2,013,261, respectively.

The Company applies APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is at least equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for options granted by the Company during 2003, 2002 and 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2003	2002	2001
Expected life (years)	7	7	8
Expected volatility	75.0%	74.8%	75.2%
Risk-free interest rates	3.69%	3.83%	4.93%
Expected dividend yield	0.95%	1.09%	—

The weighted average Black-Scholes value of options granted under the stock option plans during 2003, 2002 and 2001 was $5.76, $9.39 and $4.71 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has a stock purchase plan that provides substantially all employees who have satisfied the eligibility requirements the opportunity to purchase shares of the Company's common stock on a compensation deduction basis. The purchase price is the lower of 85% of the fair market value of the common stock on the first or last business day of the purchase period. Payroll deductions may not exceed $6,000 for any six-month cycle. The stock purchase plan expires January 31, 2006. At December 31, 2003 and 2002, there were 121,049 shares and 159,209 shares, respectively, available for purchase under the plan. During 2003, 2002 and 2001, a total of 38,160 shares, 37,695 shares and 52,206 shares, respectively, were issued under the plan.

NOTE 12. STOCKHOLDERS' EQUITY

On March 26, 2002, the Company completed a public stock offering of 3,600,000 shares of its common stock and, on April 19, 2002, an additional 500,000 shares were issued through the exercise of an over-allotment option. The shares were sold at $14.50 per share and generated proceeds, after underwriting discounts and expenses, of approximately $55,656,000. Proceeds from the offering were primarily used to repay debt. On May 7, 2002, the Company's stockholders approved an amendment to increase the Company's authorized common stock from 20,000,000 shares to 30,000,000 shares.

The Company has a stockholder rights plan, under which each stockholder owns one right for each outstanding share of common stock owned. Each right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $63.00. The rights trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or makes a tender offer for 15% or more of the common stock of the Company (except in transactions approved by the Company's Board of Directors in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination with such person or group, or if 50% of its earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company's common stock with a market value of twice the exercise price. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by the Company, and will be represented by existing common stock certificates until they become exercisable.

As of December 31, 2003, 18,400 shares of the Company's preferred stock were designated as Series A Preferred Stock in connection with the adoption of the stockholder rights plan. There are no shares of Series A Preferred Stock currently outstanding. The holders of Series A Preferred Stock will have voting rights, be entitled to receive dividends based on a defined formula and have certain rights in the event of the Company's dissolution. The shares of Series A Preferred Stock shall not be redeemable. However, the Company may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

Cumulative losses recorded in other comprehensive income (loss) for adjustments in the minimum pension liability, net of tax, totaled $2,346,000, $2,350,000 and $1,477,000 at December 31, 2003, 2002 and 2001, respectively. Cumulative losses recorded in other comprehensive income (loss) for the aggregate fair market value of all swap agreements, net of tax, totaled $349,000 and $419,000 at December 31, 2002 and 2001, respectively.

NOTE 13. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. The components of income tax expense (benefit) are as follows:

	Years ended December 31,		
(In thousands)	2003	2002	2001
Current:			
Federal	$ (847)	$ 1,184	$ 2,161
State	(279)	66	270
	(1,126)	1,250	2,431
Deferred:			
Federal	4,938	3,427	706
State	1,071	257	(227)
	6,009	3,684	479
	$ 4,883	$ 4,934	$ 2,910

The Company files a consolidated federal income tax return which includes all subsidiaries. Income taxes paid during 2003, 2002 and 2001 totaled approximately $2,250,000, $3,656,000 and $1,962,000, respectively. The Company received approximately $1,760,000, $208,000 and $2,108,000 in federal income tax refunds during 2003, 2002 and 2001, respectively.

At December 31, 2003, the Company had approximately $9,862,000 of state net operating loss carryforwards available to offset future state taxable income. Such carryforwards reflect income tax losses incurred which will expire on December 31 of the following years:

(In thousands)	
2009	$ 2,839
2010	560
2011	5,999
2017	464
	$ 9,862

The following is a reconciliation of income tax expense to that computed by applying the federal statutory rate of 34% to income before income taxes:

(In thousands)	Years ended December 31, 2003	2002	2001
Federal tax at the statutory rate	$ 4,426	$ 5,567	$ 3,154
State income taxes, net of federal tax benefit	522	646	238
Change in valuation allowance for deferred tax asset	—	(677)	(300)
Research and development tax credit	(146)	(330)	(338)
Other	81	(272)	156
	$ 4,883	$ 4,934	$ 2,910

Deferred income tax assets and liabilities are as follows:

(In thousands)	December 31, 2003	2002
Deferred tax assets:		
Compensation and benefit accruals	$ 747	$ 1,190
Inventory valuation	1,201	1,042
State net operating loss carryforwards	560	689
Contract provisions	—	572
Accounts receivable allowance	226	199
Interest rate swap agreements	—	210
Other	—	103
	2,734	4,005
Deferred tax liabilities:		
Depreciation	(8,652)	(4,115)
Contract provisions	(240)	—
Defined benefit pension plan	(231)	(258)
Other	(200)	—
	(9,323)	(4,373)
Net deferred tax liability	$ (6,589)	$ (368)

The valuation allowance for deferred tax assets decreased by $677,000 and $300,000 in 2002 and 2001, respectively. Management believes it is more likely than not that the Company's future earnings will be sufficient to ensure the realization of deferred tax assets for federal and state purposes.

NOTE 14. EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options. The following table presents information necessary to calculate earnings per common share:

(In thousands, except per share data)	Years ended December 31, 2003	2002	2001
Shares outstanding:			
Weighted average shares outstanding	14,237	13,117	9,828
Effect of dilutive employee stock options	416	547	200
Adjusted weighted average shares outstanding and assumed conversions	14,653	13,664	10,028
Net income applicable to common stock	$ 8,135	$ 11,439	$ 6,367
Earnings per common share:			
Basic	$ 0.57	$ 0.87	$ 0.65
Diluted	$ 0.56	$ 0.84	$ 0.63

NOTE 15. SEGMENT INFORMATION

The Company's operations are conducted in two reportable business segments: the Electronics Group and the Industrial Group. The segments are each managed separately because of the distinctions between the products, services, markets, customers, technologies, and workforce skills of the segments. The Electronics Group provides a wide range of manufacturing and technical services for a diversified customer base as an outsourced service provider. The Electronics Group also manufactures complex data storage systems, magnetic instruments, current sensors, and other electronic products. The Industrial Group provides manufacturing services for a variety of customers that outsource forged and finished steel components and subassemblies. The Industrial Group also manufactures high-pressure closures and other fabricated products. Revenue derived from outsourced services for the Electronics Group accounted for 52%, 55% and 67% of total net revenue in 2003, 2002 and 2001, respectively. Revenue derived from outsourced services for the Industrial Group accounted for 31%, 29% and 15% of total net revenue in 2003, 2002 and 2001, respectively. There was no intersegment net revenue recognized for all years presented. The following table presents financial information for the reportable segments of the Company:

	Years ended December 31,		
(In thousands)	2003	2002	2001
Net revenue from unaffiliated customers:			
Electronics Group	$ 180,733	$ 186,562	$ 207,282
Industrial Group	95,872	86,915	47,358
	$ 276,605	$ 273,477	$ 254,640
Gross profit:			
Electronics Group	$ 36,266	$ 37,796	$ 37,385
Industrial Group	9,746	11,725	6,162
	$ 46,012	$ 49,521	$ 43,547
Operating income:			
Electronics Group	$ 12,062	$ 14,447	$ 12,903
Industrial Group	6,895	8,210	3,563
General, corporate and other	(4,016)	(3,701)	(3,436)
	$ 14,941	$ 18,956	$ 13,030
Total assets:			
Electronics Group	$ 121,560	$ 114,305	$ 121,228
Industrial Group	121,429	90,781	73,820
General, corporate and other	20,506	18,519	16,396
	$ 263,495	$ 223,605	$ 211,444
Depreciation and amortization:			
Electronics Group	$ 7,134	$ 6,885	$ 7,951
Industrial Group	5,425	4,224	1,694
General, corporate and other	272	277	211
	$ 12,831	$ 11,386	$ 9,856
Capital expenditures:			
Electronics Group	$ 10,621	$ 7,518	$ 7,917
Industrial Group	11,790	12,009	19,547
General, corporate and other	110	220	159
	$ 22,521	$ 19,747	$ 27,623

The Company's export sales from the U.S. totaled $22,250,000, $25,437,000 and $23,890,000 in 2003, 2002 and 2001, respectively.

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is an analysis of certain items in the consolidated income statements by quarter for the years ended December 31, 2003 and 2002:

	2003				2002			
(In thousands, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net revenue	$ 58,915	$ 70,621	$ 68,898	$ 78,171	$ 62,533	$ 73,509	$ 70,757	$ 66,678
Gross profit	9,951	13,041	9,569	13,451	11,129	12,882	13,974	11,536
Operating income	2,759	4,918	1,547	5,717	3,733	4,759	5,658	4,806
Net income	1,379	2,679	686	3,391	1,825	2,805	3,534	3,275
Earnings per common share:								
Basic	$ 0.10	$ 0.19	$ 0.05	$ 0.24	$ 0.18	$ 0.20	$ 0.25	$ 0.23
Diluted	$ 0.10	$ 0.19	$ 0.05	$ 0.23	$ 0.17	$ 0.19	$ 0.24	$ 0.23
Cash dividends declared per common share	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ —	$ —	$ 0.03	$ 0.03

Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "SYPR." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
Year ended December 31, 2002:		
First Quarter	$ 16.35	$ 12.50
Second Quarter	21.35	15.30
Third Quarter	16.03	10.00
Fourth Quarter	12.28	9.94
Year ended December 31, 2003:		
First Quarter	$ 11.25	$ 6.88
Second Quarter	10.75	7.50
Third Quarter	16.61	10.25
Fourth Quarter	17.55	12.78

As of March 3, 2004, there were 1,121 holders of record of our common stock.

On September 22, 2002, our Board of Directors declared an initial quarterly cash dividend of $0.03 per common share outstanding. Cash dividends of $0.03 per common share have been paid quarterly since the initial dividend was declared in 2002. Dividends may be paid on common stock only when, as and if declared by our Board of Directors in its sole discretion.

Corporate Directory

Board of Directors

ROBERT E. GILL (1†)
Chairman of the Board

JEFFREY T. GILL (1)
President & CEO

HENRY F. FRIGON (1, 2†, 4)
Private Investor & Consultant

R. SCOTT GILL (1)
Managing Broker
Coldwell Banker
Residential Brokerage

WILLIAM L. HEALEY (4†)
President & CEO
Cal Quality Electronics, Inc.

ROGER W. JOHNSON (3†, 4)
Private Investor, Educator
& Consultant

SIDNEY R. PETERSEN (2, 3)
Retired Chairman & CEO
Getty Oil, Inc.

ROBERT SROKA (2, 3)
Managing Director
Corporate Solutions Group

(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit and Finance Committee
(4) Member of Nominating and Governance Committee
(5) Executive Officer
† Committee Chairman

Corporate Officers

ROBERT E. GILL (5)
Chairman of the Board

JEFFREY T. GILL (5)
President & CEO

DAVID D. JOHNSON (5)
Vice President, CFO
& Treasurer

RICHARD L. DAVIS (5)
Senior Vice President

ANTHONY C. ALLEN (5)
Vice President of Finance
& Information Systems
& Assistant Secretary

JOHN R. McGEENEY (5)
General Counsel
& Secretary

Subsidiary Officers

CYNTHIA Y. BELAK
Vice President of Finance
Sypris Data Systems, Inc.

LAWRENCE J. BERNICKY
Vice President of Finance
Sypris Test & Measurement, Inc.

KATHY SMITH BOYD (5)
Vice President; President & CEO
Sypris Test & Measurement, Inc.

JAMES G. COCKE (5)
Vice President; President & CEO
Sypris Electronics, LLC

JOHN M. KRAMER (5)
Vice President; President & CEO
Sypris Technologies, Inc.

ROBERT G. MARRAH
Vice President of Business
Development
Sypris Electronics, LLC

DAVID L. MONACO
Vice President of Finance
Sypris Electronics, LLC

G. DARRELL ROBERTSON (5)
Vice President; President & CEO
Sypris Data Systems, Inc.

EDMUND R. STUCZYNSKI
Vice President of Operations
Sypris Electronics, LLC

NORMAN E. ZELESKY
Vice President of Finance
Sypris Technologies, Inc.

Company Locations

ALABAMA

Sypris Data Systems
3322 S. Memorial Parkway
Suite 505
Huntsville, AL 35801
Phone: (256) 881-2231

ARIZONA

Sypris Test & Measurement
2320 West Peoria Avenue
Building D-133
Phoenix, AZ 85029
Phone: (602) 395-5900

CALIFORNIA

Sypris Test & Measurement
2102 Ringwood Avenue
San Jose, CA 95131
Phone: (408) 954-8050

Sypris Test & Measurement
16340 Roscoe Boulevard
Suite 100
Van Nuys, CA 91406
Phone: (818) 830-9111

Sypris Data Systems
Subsidiary Headquarters
160 E. Via Verde
San Dimas, CA 91773
Phone: (909) 962-9400

COLORADO

Sypris Data Systems
7307 S. Revere Parkway
Centennial, CO 80112
Phone: (303) 773-4700

Sypris Test & Measurement
8020 Southpark Circle
Suite 300
Littleton, CO 80120
Phone: (303) 773-4616

FLORIDA

Sypris Test & Measurement
Subsidiary Headquarters
6120 Hanging Moss Road
Orlando, FL 32807
Phone: (407) 678-6900

Sypris Electronics
Subsidiary Headquarters
10901 North McKinley Drive
Tampa, FL 33612
Phone: (813) 972-6000

Sypris Data Systems
2460 N. Courtney Parkway
Suite 107
Merritt Island, FL 32953
Phone: (321) 449-9243

Sypris Data Systems
8 Eighth Street
Shalimar, FL 32579
Phone: (850) 651-5158

GEORGIA

Sypris Test & Measurement
1000 Cobb Place Boulevard
Building 200, Suite 240
Kennesaw, GA 30144
Phone: (770) 795-8092

ILLINOIS

Sypris Test & Measurement
2055 Army Trail Road
Suite 108
Addison, IL 60101
Phone: (630) 620-5800

KENTUCKY

Sypris Solutions
Corporate Headquarters
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000

Sypris Technologies
Subsidiary Headquarters
2820 West Broadway
Louisville, KY 40211
Phone: (502) 774-6011

Sypris Technologies
Tube Turns Division
2612 Howard Street
Louisville, KY 40211
Phone: (502) 774-6011

MARYLAND

Sypris Test & Measurement
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (301) 483-9753

Sypris Data Systems
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (301) 470-0110

Sypris Electronics
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (877) 797-7478

MASSACHUSETTS

Sypris Test & Measurement
53 Second Avenue
Burlington, MA 01803
Phone: (781) 272-9050

Sypris Test & Measurement
257 Simarano Drive
Marlborough, MA 01752
Phone: (508) 786-9633

MICHIGAN

Sypris Test & Measurement
24301 Catherine Industrial Road
Suite 116
Novi, MI 48375
Phone: (248) 305-5200

NEW JERSEY

Sypris Test & Measurement
650 Liberty Avenue
Union, NJ 07083
Phone: (908) 688-9779

Sypris Test & Measurement
1133 Route 23 South
Wayne, NJ 07470
Phone: (973) 628-1363

NEW YORK

Sypris Test & Measurement
c/o Delphi Harrison
200 Upper Mountain Road
Building 6
Lockport, NY 14094
Phone: (716) 438-4584

NORTH CAROLINA

Sypris Technologies
105 Wamsutta Mill Road
Morganton, NC 28655
Phone: (828) 433-4600

OHIO

Sypris Technologies
1550 Marion Agosta Road
Marion, OH 43302
Phone: (740) 383-2111

Sypris Test & Measurement
925 Keynote Circle
Brooklyn Heights, OH 44131
Phone: (216) 741-7040

Sypris Test & Measurement
3148 Presidential Drive
Fairborn, OH 45234
Phone: (937) 427-3444

SOUTH CAROLINA

Sypris Test & Measurement
c/o Square D
8821 Garners Ferry Road
Hopkins, SC 29061
Phone: (803) 695-7874

Sypris Test & Measurement
c/o Bose Facility
2000 Carolina Pines Drive
Blythewood, SC 29016
Phone: (803) 714-8397

TENNESSEE

Sypris Test & Measurement
305 Seaboard Lane
Suite 318
Franklin, TN 37067
Phone: (615) 771-2421

TEXAS

Sypris Test & Measurement
258 East Arapaho
Suite 150
Richardson, TX 75081
Phone: (972) 231-4443

Sypris Data Systems
8500 Dyer Street
Suite 65
El Paso, TX 79904
Phone: (915) 757-2547

Investor Information

Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000
Fax: (502) 329-2050

The Annual Meeting of Stockholders will be held on Tuesday, April 27, 2004, at 10:00 a.m. at 101 Bullitt Lane, Lower Level Seminar Room, Louisville, Kentucky.

To learn more about Sypris Solutions, Inc., visit our site on the World Wide Web at www.sypris.com.

The Sypris Web page – www.sypris.com – is your entry point for a vast array of information about Sypris, including its products, financial information, real-time stock quotes, links to each of its subsidiary operations, corporate governance information and other useful information.

For investor information, including additional annual reports, 10-Ks, 10-Qs or any other financial literature, please contact Carroll A. Dunavent, Director of Legal and Corporate Services, 101 Bullitt Lane, Suite 450, Louisville, KY 40222.

The common stock of Sypris trades on the Nasdaq National Market under the symbol SYPR.

LaSalle Bank N.A.
135 South LaSalle Street
Suite 1811
Chicago, IL 60603
Phone: (800) 246-5761
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Ernst & Young LLP
400 West Market Street
Suite 2100
Louisville, KY 40202
Phone: (502) 585-1400
Fax: (502) 584-4221

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500 West Jefferson Street
Suite 2800
Louisville, KY 40202
Phone: (502) 589-5235
Fax: (502) 589-0309

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Suite 450
Louisville, Kentucky 40222
Phone (502) 329-2000
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www.sypris.com